# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tuniu Corporation, CIK 0001597095
CUSIP: 89977P205
Title of class of securities: Ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 6, 8-12th Floor, Building 6-A, Juhuiyuan, No. 108 Xuanwudadao, Xuanwu District, Nanjing, China (F4), 210023
Date of event which requires filing of this statement: 08/09/2026
Amends the filing with accession number 0001104659-15-001400
Filed by CIK 0001629914
Persons authorized to receive notices and communications: Dunde Yu, 6, 8-12th Floor, Building 6-A, Juhuiyuan, No. 108 Xuanwudadao, Xuanwu District, Nanjing, China (F4), 210023, (86) 25 86853969

## Reporting persons
- Dunde Yu (CIK 0001629914): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 144,390; shared voting power 36,328,568; sole dispositive power 144,390; shared dispositive power 36,328,568; aggregate amount beneficially owned 36,472,958 (10.5% of the class)
  Comment: Calculation is based on the total number of ordinary shares in Row 11 above divided by the total number of ordinary shares outstanding as of February 28, 2026, which was 325,912,697, consisting of 308,539,197 Class A ordinary shares (excluding 19,413,645 Class A ordinary shares repurchased and reserved for the future exercise of options or the vesting of other awards under the Issuer's share incentive plans) and 17,373,500 Class B ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.
- Dragon Rabbit Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 36,328,568; sole dispositive power 0; shared dispositive power 36,328,568; aggregate amount beneficially owned 36,328,568 (10.4% of the class)
  Comment: Calculation is based on the total number of ordinary shares in Row 11 above divided by the total number of ordinary shares outstanding as of February 28, 2026, which was 325,912,697, consisting of 308,539,197 Class A ordinary shares (excluding 19,413,645 Class A ordinary shares repurchased and reserved for the future exercise of options or the vesting of other awards under the Issuer's share incentive plans) and 17,373,500 Class B ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value US$0.0001 per share
Name of issuer: Tuniu Corporation
Address of issuer's principal executive offices: 6, 8-12th Floor, Building 6-A, Juhuiyuan, No. 108 Xuanwudadao, Xuanwu District, Nanjing, China (F4), 210023
Comment:
This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on January 9, 2015 (the "Original Schedule 13D"), as amended by an amendment No. 1 on May 3, 2021 (the "Amendment No. 1") and an amendment No. 2 on April 11, 2024 (the "Amendment No. 2" and together with the Original Schedule 13D and Amendment No. 1, the "Statement") filed by Mr. Dunde Yu and Dragon Rabbit Capital Limited ("Dragon", and collectively with Mr. Dunde Yu, the "Reporting Persons"), with respect to ordinary shares, comprising Class A ordinary shares, par value of $0.0001 per share, and Class B ordinary shares, par value of $0.0001 per share, of Tuniu Corporation, a Cayman Islands company (the "Issuer").

Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Statement. Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Statement.

## Item 2. Identity and Background
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

Dragon, together with (i) Unicorn Riches Limited ("Unicorn"), a special purpose vehicle of Hony Capital, (ii) JD.com E-commerce (Investment) Hong Kong Corporation Limited, a special purpose vehicle of JD.com Inc. (Nasdaq:JD), (iii) Ctrip Investment Holding Ltd., a subsidiary of Ctrip.com International, Ltd. (Nasdaq:CTRP) and (iv) Verne Capital Limited, a personal holding company of the Issuer's then-chief operating officer, entered into a Share Subscription Agreement with Issuer on December 15, 2014 (the "Share Subscription Agreement"), a copy of which is attached as Exhibit 99.B to the Original Schedule 13D. The description of the Share Subscription Agreement contained herein is qualified in its entirety by reference to Exhibit 99.B to the Original Schedule 13D, which are incorporated herein by reference.

Pursuant to the Share Subscription Agreement, the Issuer issued to Dragon 4,104,137 Class A Shares (the "Subscription Shares"), representing 2.1% of the Issuer's then outstanding ordinary shares, 4.8% of the Issuer's then outstanding Class A ordinary shares and 0.4% of total voting power at the Issuer, at a closing that occurred on December 31, 2014 (the "Closing Date").

To fund part of the purchase of the Subscription Shares, Dragon and Unicorn entered into a Loan Agreement on December 30, 2014 (the "Loan Agreement"), pursuant to which Dragon obtained a 13-month term loan from Unicorn in the principal amount of US$15,000,000 (the "Loan"). A copy of the Loan Agreement is attached as Exhibit 99.C to the Original Schedule 13D.
The funds used to purchase the remainder of the Subscription Shares were obtained from the working capital of Dragon, contributed by Mr. Dunde Yu.

In July 2015, Dragon borrowed funds from Fabulous Jade Global Limited ("Fabulous"), a subsidiary of JD, and repaid the principal and interest owed to Unicorn under the Loan Agreement. In August 2017, Dragon borrowed funds from Fuqun Limited ("Fuqun") pursuant to a loan agreement dated August 21, 2017 (the "Fuqun Loan Agreement"), to repay the principal and interest owed to Fabulous.

On November 26, 2020, the 4,104,137 Class A Ordinary Shares and 10,423,503 Class B Ordinary Shares owned by Dragon were pledged to Fuqun, as lender under the Fuqun Loan Agreement, to secure Dragon's obligations under the Fuqun Loan Agreement. Pursuant to the relevant deed of charge over shares, Fuqun has the right to exercise, or to direct the exercise of, the voting and other rights attached to the pledged shares upon the occurrence of certain enforcement events, including each and any event of default under the Fuqun Loan Agreement, Dragon's failure to comply with any provision of the deed, or Dragon's representations and statements under the deed being incorrect or misleading in any material respect.

On June 21, 2021, Dragon transferred 400,002 Class A ordinary shares to an independent third party.

From March 20, 2026 to March 25, 2026, Mr. Dunde Yu purchased 4,813 ADSs, representing 144,390 Class A ordinary shares, of the Issuer on the open market using his personal funds. The purchase were made during the designated trading window pursuant to the Amended and Restated Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading of the Issuer.

As of August 9, 2026, 22,200,930 Class A ordinary shares underlying options granted to Dragon have become fully vested.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

As described in Item 3 above, which descriptions are incorporated by reference in this Item 4, this Amendment No. 3 is being filed in connection with the vesting of options granted to Dragon and the open market purchase of ADSs by Mr. Dunde Yu. As a result of the transactions described in this Statement, the Reporting Persons acquired beneficial ownership in a total of 4,041,816 Class A ordinary shares, which represents 1.2% of the Issuer's outstanding ordinary shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and supplemented by the following:

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Amendment No. 3 are hereby incorporated by reference in this Item 5.

As of August 9, 2026, Dragon beneficially owns 25,905,065 Class A ordinary shares, including (i) 3,704,135 Class A ordinary shares held by Dragon and (ii) 22,200,930 Class A ordinary shares underlying the options held by Dragon that have become fully vested, and 10,423,503 Class B ordinary shares.

As of August 9, 2026, Mr. Dunde Yu beneficially owns 26,049,455 Class A ordinary shares, including (i) 144,390 Class A ordinary shares in the form of ADSs held by Mr. Dunde Yu, (ii) 3,704,135 Class A ordinary shares held by Dragon, and (iii) 22,200,930 Class A ordinary shares underlying the options held by Dragon that have become fully vested, and 10,423,503 Class B ordinary shares.

Dragon is wholly owned by Longtu Holdings Limited, a British Virgin Islands company which is wholly owned by a trust, of which Mr. Dunde Yu's family is the beneficiary. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Dunde Yu may be deemed to beneficially own all of the ordinary shares of the Issuer held by Dragon.

The percentage of the class of securities beneficially owned by each Reporting Person is based on the total number of ordinary shares outstanding as of February 28, 2026, which was 325,912,697, consisting of 308,539,197 Class A ordinary shares (excluding 19,413,645 Class A ordinary shares repurchased and reserved for the future exercise of options or the vesting of other awards under the Issuer's share incentive plans) and 17,373,500 Class B ordinary shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Amendment No. 3 are hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as disclosed in the Statement and this Amendment No.3, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in the Statement and this Amendment No.3, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 is hereby incorporated by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
SCHEDULE A

Directors and Executive Officers of Dragon Rabbit Capital Limited

The names of the directors and the names and titles of the executive officers of Dragon and their principal occupations are set forth below. The business address of each of the directors and executive officers is 6, 8-12th floor, building 6-A, Juhuiyuan, NO. 108 Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, The People's Republic of China.

Name Position with Present Principal Citizenship
Directors: Dragon Occupation

Dunde Yu Director Chairman and Chief P.R. China
Executive Officer of Tuniu
Corporation

Executive Officers:

N/A

## Signatures
- Dunde Yu: /s/ Dunde Yu, Dunde Yu (08/10/2026)
- Dragon Rabbit Capital Limited: /s/ Dunde Yu, Dunde Yu/Director (08/10/2026)